Exhibit 99.2

     FINANCIAL FEDERAL CORPORATION DECLARES QUARTERLY DIVIDEND
        AND ANNOUNCES INCREASE IN SHARE REPURCHASE PROGRAM


NEW YORK, NY:  March 5, 2007 - Financial Federal Corporation (NYSE:
FIF) today announced its Board of Directors declared a $0.15 per share quarterly dividend on its common stock. The dividend is payable April 10, 2007 to stockholders of record at the close of business on March 22, 2007. The dividend rate is the same as the prior quarter.

The Company also announced its Board of Directors increased the amount available under its common stock and convertible debt repurchase program to $20.0 million from $17.4 million. The Company may repurchase its common stock and convertible debt at times and prices the Company considers appropriate based on market conditions. The Company currently has 27.5 million shares of common stock and $175 million of convertible debt outstanding. The repurchase program was established in August 1996 and 1.1 million shares of common stock (as adjusted for stock splits) have been repurchased for $16.1 million and $8.8 million principal amount of convertible debt has been repurchased for $7.2 million.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.


Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and waste services equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.


CONTACT:  Steven F. Groth
          Chief Financial Officer
          (212) 599-8000